April 29, 2021

Via Email

Steven B. Boehm
Eversheds Sutherland
700 6th St., NW
Washington, DC 20001
stevenboehm@eversheds-sutherland.com

       Re:       NC SLF Inc.
                 Registration Statement on Form 10
                 File No. 000-56265

Dear Mr. Boehm:

       On April 1, 2021, you filed a registration statement on Form 10 on behalf of NC SLF Inc.
(the    Company   ). We have reviewed the registration statement and have
provided our comments
below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within
this 60-day time period, you should consider withdrawing the Company   s Form
10 prior to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Page 1     Explanatory Note

1.      At the end of the second bullet point, please add,    Therefore, the
Company   s shares
constitute illiquid investments.

2.     Please add bullet points explaining that:

                                                   1



    x   If the Company makes additional offerings of its shares in the future, an investor may be
        required to make additional purchases of the Company   s shares on one
or more dates to be
        determined by the Company.

    x   Investment in the Company is suitable only for sophisticated investors and requires the
        financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

    x   Distributions may be funded from unlimited amounts of offering proceeds or borrowings,
        which may constitute a return of capital and reduce the amount of capital available to the
        Company for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

    x   The Fund will invest in securities that are rated below investment grade by rating agencies
        or that would be rated below investment grade if they were rated; below investment grade
        securities, which are often referred to as    junk    have
predominantly speculative
        characteristics with respect to the issuer   s capacity to pay interest
and repay principal.

    x   The privately-held companies and below-investment-grade securities in which the Fund will
        invest will be difficult to value and are illiquid.

Page 4     Item 1. Business

3.     In the last line of the first paragraph, disclosure states that the
Company    shall commence
the wind up of operations two years following the expiration of the Investment Period, subject to additional extensions, each for an additional one year period, upon approval of the holders of a
majority of the Company   s then outstanding Shares.    Please tell us
supplementally whether the
Company will establish a liquidating trust as part of the liquidation process.

4. In the first line of the third paragraph, disclosure states that the Company may make investments through wholly-owned subsidiaries. Please disclose:

    a. That the Company complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 61) on an aggregate basis with the subsidiaries.
    b. That each investment adviser to the subsidiaries complies with provisions of the Investment
       Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Company under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of
       complying with Section 15(c), the reviews of the Company   s and the
subsidiary   s
       investment advisory agreements may be combined.
    c. That each subsidiary complies with provisions relating to affiliated transactions and custody
       (Section 57). Also, please identify the custodian of the subsidiary.


                                                    2



    d. The basis for determining that undistributed income derived from the subsidiary is qualifying income, such as an opinion of counsel.
    e. Any of the subsidiary   s principal investment strategies or principal
risks that constitute
       principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

    Please confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Company. Please also confirm that: (1) the
subsidiary   s management
fee (including any performance fee) will be included in    Management Fees
and the subsidiary   s
expenses will be included in    Other Expenses    in the Company   s fee table;
(2) the subsidiary, if
organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors
will agree to inspection by the staff of the subsidiary   s books and records,
which will be maintained
in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Page 6     Investment Objective and Portfolio

5. In the fifth line of the first paragraph, disclosure states that the Company will predominantly target investments in U.S. middle market businesses. Please disclose whether the Company may make investments in foreign securities, including emerging markets, and if so, disclose the risks of such investments, as applicable.

6.     In the sixth and seventh lines of the first paragraph, disclosure
states,    We will also be
permitted to make protective investments       Please disclose in plain English
how the Company
defines    protective investments.

7.      In the ninth line of the first paragraph, disclosure states,    The
Company will focus on
privately originated debt to performing U.S. middle market companies.    Please
disclose in plain
English what qualifies as a    performing    middle market company and
privately originated debt.
Please also make clear that the companies issuing this debt will generally be eligible portfolio companies as described below in the registration statement.

Page 7     Investment Criteria

8. In the sixth bullet point, disclosure states that Target Portfolio Companies will typically
exhibit characteristics, such as    strong recurring revenue or    re-occurring
   revenue, with good
visibility of backlog and revenue.    Please define    good visibility of
backlog and revenue    using
plain English.

Page 10     Unitranche Loans

9.     In the first line of the second paragraph, disclosure states,    In
addition, from time to time we
may also enter into revolving credit facilities, bridge financing commitments, delayed draw commitments or other commitments which can result in providing future financing to a Portfolio
Company.    Please explain to us whether the Company will make capital commitments that may be
unfunded for some period of time. If so, please explain to us whether the Company will treat its
                                                     3



unfunded commitments as senior securities under section 61 of the Investment Company Act. If the
Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Page 10     Investment Selection and Process

10. The first sentence states that the investment process consists of four distinct phases.
However, it appears that disclosure describes three phases: Origination, Credit Evaluation, and
Execution. Please address the inconsistency.

Page 14     Fourth Column Titled    Ongoing

11. In connection with the discussion about the monitoring approach employed by the Senior
Loan Investment Team, disclosure states that the team will    monitor ESG
risks, concerns and
opportunities.    This is the first time that disclosure refers to ESG, and it is unclear what role ESG
plays in the Company   s investments. Please add appropriate disclosure
throughout the registration
statement that addresses the Company   s definition of ESG, as well as the
related strategies and
risks.

Page 16     Valuation of Portfolio Investments
12.     Staff notes that valuation related disclosure states    For all
valuations, the Audit Committee
of our Board (the    Audit Committee   ), which consists solely of directors
who are not       interested
persons       of the Company, as such term is used under the 1940 Act (the
 Independent Directors      ),
will review these preliminary valuations and our Board, a majority of whom are Independent
Directors, will discuss the valuations and determine the fair value of each investment in the portfolio in good faith; provided, however, that to the extent our assets are
treated as       plan assets
for purposes of ERISA, the Sub-Administrator will determine valuations using only those valuation methodologies reviewed and approved by the Audit Committee and our Board, and our Board will accept such valuations prepared by the Sub-Administrator in accordance
therewith.    In
addition, disclosure on page 48 further states that,    Under such
circumstances, the valuations of
such third-party and unaffiliated valuations firms must be used without adjustment. (emphasis added)
       Please modify the disclosures referenced above and any other similar valuation related disclosure, as appropriate, to, for the avoidance of doubt, make it clear that valuations prepared by the Sub-Administrator will be used without adjustment only to the extent that the Board (or its designated Committee) consider the determinations representative of fair value in good faith.
Page 23     Failure to Qualify as a RIC

13. In the last line of the first paragraph, disclosure states, Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the
stockholder   s tax basis, and any remaining distributions would be treated as
a capital gain.    Please
define    return of capital    using plain English.

                                                    4



Page 33     Management Fee

14.  Please provide disclosure of the accounting policy for management fees,
related    Withheld
Amounts    and the measurement of impairments in accordance with ASC Topic
310-10-35.
        In relation to disclosure included in the third paragraph discussing Withheld Amounts,
please confirm that the recoupment period for    Withheld Amounts    is limited
to three years from
the date of any reductions and include disclosure describing the operation of the recoupment and its impact on the rate of management fee rate paid in a period subsequent to the recoupment. If,
however, a liability for the payment of management fees related to    Withheld
Amounts    is
recorded, please confirm if there are any additional criteria (e.g. end of the Investment Period), other than those disclosed, that trigger the payment or waiver of these amounts.
15.     In the second paragraph, disclosure states that the Management Fee will
be calculated    at an
annual blended rate with respect to the Company   s Assets Invested (defined
below) at the end of
each quarterly period by reference to (i) 0.75% in case of Assets Invested equal to or less than $500 million, (ii) 0.65% in case of Assets Invested greater than $500 million and equal to or less than $1 billion and (iii) 0.60% in case of Assets Invested greater than $1 billion, in each case, in the manner
set forth in Figure A below.    This section discusses the calculations based
on the initial closing and
identifies breakpoints depending on the varying amount of the Company   s
Assets Invested.
However, disclosure on page 4 refers to the possibility of subsequent closings, which suggests that an investor might pay a different management fee depending on when the investor invests.
Therefore, it is unclear whether the management fee structure raises issues under Section 61 of the
Investment Company Act. Please tell us whether all shareholders will bear their proportionate share of the same Management Fee each quarter regardless of when they invest.
Page 34     Expenses

16.      Please consider expanding upon the management fee calculation example
titled,    Figure A
Management Fee Calculation    to demonstrate the operation of the management
fee,    withheld
amounts    and their subsequent reversals. In addition, please confirm the accuracy of the reference
to    ...quarter 12...    in footnote 3, of the current example, given that the
footnote is linked to a
reference to quarter 8 and beyond.
17.    Please add to this section a fee table that conforms to requirements of
Item 3 of Form N-2.
Such disclosure will be helpful to investors.
18. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital
gains and which uses language substantially the same as the following:    You
would pay the
following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $
___ $ ___.    Such disclosure will be helpful to investors.

Page 40     The Private Offering
19. Please disclose in the prospectus what happens to investors who fail to honor their obligations.

                                                   5




Page 48 - There is uncertainty as to the value of our Portfolio Investments because most of our investments are, and may continue to be in private companies and recorded at fair value. In addition, the fair values of our investments are determined by our Board in accordance with our valuation policy.

20.     The fourth paragraph includes disclosure stating,    Furthermore, under
such circumstances
where our assets are not treated as       plan assets       for purposes of
ERISA, the types of factors that
the Board may take into account in determining the fair value of our investments is generally expanded to include, as appropriate: available market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the
Portfolio Company   s ability to make payments, its earnings and discounted
cash flows and the
markets in which it does business, comparisons of financial ratios of peer companies that are public, comparable merger and acquisition transactions and the principal market and enterprise values.

        Please modify this disclosure to address any inconsistency in the reference to the expansion of the types of factors that might be considered by the Board in determining fair value, as compared to the factors that might be considered by the Sub-Administrator when independently valuing
Portfolio Investments, which are being treated as    Plan Assets,    in
consultation with the Investment
Adviser. By implication, the Investment Adviser has an obligation to share with the Sub-
Administrator any salient information impactful to valuation it has in its possession relevant to many if not all of the factors delineated in the disclosure.

Page 69     We may be subject to risks associated with our investment in junior debt securities.
21.    Disclosure states,    We may invest in junior debt securities (for
example, in connection with
an exchange of Senior Loans for other instruments following a workout or other resolution of a
troubled investment).    Please define    workout    using plain English.

Page 72     OID and market discount instruments create the risk of
non-refundable incentive
fee payments to the Investment Adviser based on non-cash accruals that we may not
ultimately realize.
22. Disclosure includes a reference to an incentive fee which is not previously disclosed. Please confirm the accuracy of this statement and modify as appropriate.
Page 78     Provisions of the Maryland General Corporation Law and our Charter
and Bylaws
could deter takeover attempts and have an adverse effect on the price of our Shares.
23.     In the sixth line, disclosure states,    The SEC staff has rescinded
its position that, under the
1940 Act, an investment company may not avail itself of the Maryland Control Share Acquisition
Act. As a result, we will amend our Bylaws to be subject to the Maryland Control Share Acquisition
Act, only if the Board determines that it would be in our best interests to do so, including in light of the Board's fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board's decision. If such conditions are met, and we amend our
Bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland
Control Share Acquisition Act also may make it more difficult for a third party to obtain control of
us and increase the difficulty of consummating such a transaction.    Please
include the bylaws as an
                                                    6



exhibit in Part C. We may have further comments. Also, please tell us how and when you will notify shareholders if the Company amends the bylaws.
Page 103     Capital Stock
24.     In the last paragraph, disclosure states,    Our charter also provides
that the Board may
classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends and other distributions, qualifications, or
terms or conditions of redemption of the Shares.    Please explain
supplementally what steps the
Company would take if the Board determined to undertake such classification or reclassification into one or more classes or series.

25. In the fourth column of the table that describes the classes of stock to be outstanding, it appears that footnote 3 is at the end of the heading, however there is no accompanying text to the footnote. Please explain.

Page 106     Action by Stockholders
26.     The last sentence states,    These provisions, combined with the
requirements of our bylaws
regarding the calling of a Shareholder-requested special meeting of Shareholders discussed below, may have the effect of delaying consideration of a Shareholder proposal until the next annual
meeting.    Please revise the last sentence to state that the written consent provisions may have the
effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.


                                        *   *    *        *   *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-
5166.

                                                          Sincerely,
                                                          /s/ Lisa N. Larkin
                                                          Lisa N. Larkin
                                                          Senior Counsel




                                                     7